Exhibit 1

Elbit Systems Awarded $228 Million Follow-on
Contract to Provide Iron Fist APS for U.S. Army
Bradley IFV Upgrades

Haifa, Israel, January 26, 2026 – Elbit Systems Ltd. (NASDAQ: ESLT) (TASE: ESLT) (“Elbit Systems” or the “Company”) announced today, following the U.S. Government's publication from September 29, 2025 of an award to General Dynamics Ordnance and Tactical Systems (GD-OTS) of an order for the Bradley Fighting vehicle Active Protection System (APS), that Elbit Systems has been awarded by GD-OTS a $228 million contract to supply the Company's Iron Fist APS. The contract will be executed over a period of three years.

The Iron Fist APS is an advanced hard-kill active protection system designed to enhance the survivability and self-defense capabilities of armored platforms against a wide range of modern battlefield threats. As the Israel Defense Forces’ second-generation APS, Iron Fist combines high performance with a compact design, characterized by low volume, weight and power requirements. The system delivers 360-degree protection against various anti-armor threats, including Anti-Tank Rockets (ATR), Anti-Tank Guided Missiles (ATGM), Unmanned Aerial Systems (UAS), loitering munitions, and Kinetic-Energy (APFSDS) tank ammunition, in both open terrain and complex urban environments.

This contract follows an initial contract awarded to the Company by GD-OTS, as announced by Elbit Systems on May 5, 2024. Iron Fist APS has been selected by the Israel Defense Forces, as well as by leading NATO and worldwide armies for a variety of fighting platforms, and this contract marks its third selection by the U.S. Army.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: “Our globally recognized Active Protection System continues to demonstrate its technological edge. As a leading provider in this field, we are proud of our close and strategic partnership with GD-OTS and the U.S. Army, and of the trust placed in us to deliver systems that enhance survivability and protect the lives of American troops in the field.”

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs approximately 20,000 people in dozens of countries across five continents. The Company reported $1,922 million in revenues for the three months ended September 30, 2025 and an order backlog of $25.2 billion as of such date.
For additional information, visit: https://elbitsystems.com, follow us on X or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: 972-77-2947602+
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this press release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this press release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.